Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

December 24, 2018	NR 18-16

Alianza Minerals $862,200 Financing Fully Subscribed

• $250,000 in Units for Exploration & Working Capital

• $612,200 in Flow Through for BC & Yukon Exploration

Vancouver B.C. – December 24, 2018 - Alianza Minerals Ltd. (TSXV:ANZ) (“Alianza” or the “Company”) is pleased to report that the financing announced December 7, 2018 for a total of $250,000 from the issuance of the units and $612,200 from the issuance of flow through shares, to further advance its projects in BC, Yukon, Nevada and Peru, has been over-subscribed and will close shortly.

Jason Weber, P.Geo., President and CEO of Alianza noted that “The financing was done quickly with very good demand from existing and new shareholders. Exploration plans will be finalized in the first quarter and we look forward to an active 2019 for Alianza Minerals.”

Financing Terms – Non-Flow Through Shares

Each non-flow through unit is comprised of one common share and one common share purchase warrant at $0.05. The warrant is valid for two years from the date of closing of the offering and is exercisable at $0.10 to acquire one common share.

Financing Terms – Flow Through Shares

The flow through shares will be eligible for a tax deduction for Canadian income tax payers for the 2018 year. These shares will be issued at $0.06 per share and the proceeds will be spent on qualifying exploration expenditures in British Columbia and Yukon Territory.

Finder’s fees of 7.5% in cash and 7.5% in finder’s warrants were paid to eligible parties.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru.

The Company has 45.1 million shares issued and outstanding and is listed on the TSX Venture Exchange (TSX-V: ANZ) and will have 60.3 million shares issued and outstanding after this offering.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.